SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras is the highest bidder for areas in the Santos Basin and for the biggest number of blocks in the 9th round of the ANP

(Rio de Janeiro, November 28, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the company was the highest bidder, yesterday, for the biggest number of blocks offered in the 9th round of bidding held by the National Petroleum Agency (ANP). Petrobras acquired, whether on its own or in partnerships, 27 out of 271 blocks that were offered in the auction. It also secured, in its technicians’ opinion, the nine most promising blocks located in shallow Santos Basin waters.

The company was successful in its strategy of completing its exploration portfolio in new frontiers. It was the highest bidder for the four blocks it wagered on in the Pará-Maranhão basin, in an area that has already produced excellent-quality light oil in the past. Additionally, it got the three blocks in deep waters it bid for in the Pernambuco Basin where, based on the available seismic data, it is most likely oil will be found.

The total Petrobras and its partners invested in this round was R$309 million, of which R$195 derived from its own resources and R$114 million coming from partners. To achieve this positive outcome, it signed important agreements, for example, with the Companhia Vale do Rio Doce (CVRD), with which it will work in nine of the blocks it got.

The association with CVRD, one of Brazil’s biggest corporations, was successful in bidding for blocks both in high-potential areas in the Santos Basin, near the Merluza and Lagosta gas fields, and in new frontier areas in the Pará/Maranhão and Parnaíba basins.

Petrobras was the only major company to participate actively in several basins in the 9th Round, in line with its commitment to continue making heavy investments in exploration in Brazil.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.